

Mail Stop 4631

May 11, 2016

Via E-mail
Michael D. Grubbs
Chief Financial Officer
TRI Pointe Group, Inc.
19540 Jamboree Road, Suite 300
Irvine, California 92612

   Re: **TRI Pointe Group, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 26, 2016
      File No. 1-35796

Dear Mr. Grubbs:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Terence O'Brien

             Terence O'Brien
             Accounting Branch Chief

             Office of Manufacturing and
             Construction